EXHIBIT 99.1

O2Micro Reports Fourth Quarter and Fiscal 2012 Financial Results

GEORGE TOWN, Grand Cayman, Jan. 30, 2013 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the fourth quarter and fiscal year 2012, ending December 31, 2012.

Financial Highlights for the Fourth Quarter ending December 31, 2012:

O2Micro International Limited reported Q4 2012 revenue of $16.8 million. Revenue was down 26% sequentially and down 41% from the comparable year-ago quarter. The gross margin in the fourth quarter of 2012 was 51.6%. The gross margin was down from 54.5% in the prior quarter and down from 56.1% in the fourth quarter of 2011. The gross margin remains in our target range and varies primarily with revenue level and product mix. During the fourth quarter of 2012, the company recorded total GAAP operating expenses of $20.0 million, compared to $17.3 million in the third quarter of 2012 and $16.5 million in the year-ago Q4 period. Operating expenses in the fourth quarter include a $2.3 million write-off of long-lived assets. The respective GAAP operating margins for the fourth quarter of 2012, the third quarter of 2012, and fourth quarter of 2011 were (67.3%), (21.2%), and (1.4%).

GAAP net loss was $10.6 million in Q4 2012. This compares to a GAAP net loss of $4.3 million in the third quarter of 2012 and GAAP net income of $1.5 million in Q4 2011. GAAP net loss per fully diluted ADS was $0.35 in Q4 2012. This compares to a GAAP net loss per fully diluted ADS of $0.14 in Q3 2012 and GAAP net income per fully diluted ADS of $0.04 in Q4 2011.

Financial Highlights for the Twelve Months ending December 31, 2012:

O2Micro International Limited produced revenue of $97.7 million in 2012. Revenue was down by 21% from 2011 when the company reported revenue of $124.3 million. The gross margin in 2012 was 54.9%, compared to 57.1% in 2011. GAAP operating expenses totaled $81.6 million and $63.9 million in 2012 and 2011, respectively. The 2012 operating expenses include a litigation provision of $9.4 million and a $2.3 million write-off of long-lived assets. The GAAP operating loss was $28.0 million in 2012 compared to GAAP operating income of $7.1 million in 2011. The corresponding GAAP operating margins were (28.6%) and 5.7% in 2012 and 2011, respectively. Pretax loss from continuing operations was $25.6 million in 2012, compared to pretax income from continuing operations of $10.1 million in 2011. GAAP net loss in 2012 was $25.8 million, compared to GAAP net income of $9.0 in 2011. The corresponding GAAP net loss per fully diluted ADS was $0.83 in 2012, compared to GAAP net income per fully diluted ADS of $0.27 in 2011. The year-to-year declines in revenue, GAAP income/loss from operations, and GAAP net income/loss reflect adverse global economic conditions and the litigation provision when compared with 2011.

Supplementary Data:

The company ended the fourth quarter of 2012 with $97.3 million in unrestricted cash and short-term investments or $3.25 per outstanding ADS. The accounts receivable balance was $8.8 million and represented 54 days sales outstanding at the end of Q4 2012. Inventory was $7.9 million or 91 days and turned over 4.0 times during Q4 2012. As of December 31, 2012, the company had $105.5 million in working capital and the book value was $150.4 million, or $5.02 per outstanding ADS.

As of December 31, 2012, O2Micro International Limited counted 655 employees, including 370 engineers.

Management Commentary:

"Our fourth quarter and fiscal year 2012 results continue to reflect a challenging year in a difficult economic environment," said Sterling Du, O2Micro's Chairman and CEO. "Despite these conditions, we remain focused on our progress of shifting the mix of our business to our core strength of high-performance, analog integrated circuits. We also continue to focus on expense management to reach our near-term goal of a return to profitability. We have great confidence in our carefully chosen growth drivers including LED solutions for the general lighting market, battery management solutions targeting multiple markets and power management solutions targeting tablet, smart phone and other markets. We continue to believe that our growth drivers will significantly contribute to revenue and lead to growth in future quarters."

Conference Call: O2Micro will hold its fourth quarter conference call today, January 30, 2013, at 6:00 a.m. PST, 9:00 a.m. EST. You may participate using the following dial-in information.

In the US and CANADA:                  888-428-9473, pass code # 8044151
INTERNATIONAL participants:            719-325-2420, pass code # 8044151

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:                         888-203-1112, pass code # 8044151
INTERNATIONAL participants:             719-457-0820, pass code # 8044151

A live webcast will also be available on the company website at www.o2micro.com, and an online replay will be available for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and e-commerce components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 22,390 patent claims granted, and over 24,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

The O2Micro International Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6567

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended December 31,		Years Ended December 31,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)	(Audited)
NET SALES	$ 16,823	$ 28,666	$ 97,666	$ 124,283

COST OF SALES	8,134	12,577	44,067	53,273

GROSS PROFIT	8,689	16,089	53,599	71,010

OPERATING EXPENSES (INCOME)
Research and development (1)	9,249	8,545	35,324	33,591
Selling, general and administrative (1)	10,758	7,952	36,923	31,165
Provision for litigation	--	--	9,422	--
Litigation Income	--	--	(100)	(850)
Total Operating Expenses	20,007	16,497	81,569	63,906

INCOME (LOSS) FROM OPERATIONS	(11,318)	(408)	(27,970)	7,104

NON-OPERATING INCOME
Interest income	382	379	1,706	1,262
Gain on sale of long-term investments	23	1,619	23	1,619
Impairment loss on long-term investments	--	(422)	--	(422)
Foreign exchange gain (loss) – net	161	39	(217)	46
Other – net	362	329	873	451
Total Non-operating Income	928	1,944	2,385	2,956

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(10,390)	1,536	(25,585)	10,060

INCOME TAX EXPENSE	266	121	1,103	1,063

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(10,656)	1,415	(26,688)	8,997

INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX (1)	78	49	895	9

NET INCOME (LOSS)	(10,578)	1,464	(25,793)	9,006

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	336	315	846	941
Unrealized gain (loss) on available-for-sale securities	(23)	(1,874)	185	(1,619)
Unrealized pension loss	(77)	(37)	(65)	(25)
Total Other Comprehensive Income (loss)	236	(1,596)	966	(703)

COMPREHENSIVE INCOME (LOSS)	$ (10,342)	$ (132)	$ (24,827)	$ 8,303

BASIC EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.35)	$ 0.04	$ (0.86)	$ 0.27
Discontinued operations	--	--	0.03	--
	$ (0.35)	$ 0.04	$ (0.83)	$ 0.27

DILUTED EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.35)	$ 0.04	$ (0.86)	$ 0.27
Discontinued operations	--	--	0.03	--
	$ (0.35)	$ 0.04	$ (0.83)	$ 0.27

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	30,356	32,633	31,044	33,122
Diluted (in thousands)	30,356	33,182	31,044	33,886

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$ 196	$ 223	$ 930	$ 1,199
Selling, general and administrative	$ 546	$ 555	$ 2,137	$ 2,473

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEET (In Thousand U.S. Dollars, Except Share Amounts)

	December 31,	December 31,
	2012	2011
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$ 27,898	$ 32,562
Restricted cash	177	169
Short-term investments	69,427	93,016
Accounts receivable – net	8,773	12,062
Inventories	7,917	7,926
Prepaid expenses and other current assets	1,957	2,228
Total Current Assets	116,149	147,963

LONG-TERM INVESTMENTS	15,530	15,939

PROPERTY AND EQUIPMENT – NET	26,142	28,330

OTHER ASSETS
Restricted assets	10,000	--
Intangible assets	31	1,565
Other Assets	3,474	4,614
Total Other Assets	13,505	6,179

TOTAL ASSETS	$171,326	$198,411

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$ 3,756	$ 6,641
Income tax payable	362	606
Accrued expenses and other current liabilities	6,577	8,237
Total Current Liabilities	10,695	15,484

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	708	628
Long-term income tax liabilities	--	66
Other liabilities	9,551	129
Total Other Long-Term Liabilities	10,259	823

Total Liabilities	20,954	16,307

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,660,786,600 and 1,653,265,600 shares as of December 31, 2012 and 2011, respectively	33	33
Additional paid-in capital	138,793	136,625
Retained earnings	16,865	42,658
Accumulated other comprehensive income	7,865	6,899
Treasury stock – 162,072,500 and 47,990,100 shares as of December 31, 2012 and 2011, respectively	(13,184)	(4,111)
Total Shareholders' Equity	150,372	182,104

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$171,326	$198,411
CONTACT: Scott L. Anderson
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email:  scott.anderson@o2micro.com